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18005905

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received FEB 28 2018 WASH, D.C.

SEC FILE NUMBER
8 - 34883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Northeastern Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Passaic Avenue
(No. and Street)

Fairfield (City) New Jersey (State) 07004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandralin Kiss (800) 362-9876
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400 (Address) Whippany (City) New Jersey (State) 07981 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Sandralin Kiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Northeastern Securities, Inc., as of December 31 ,20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President, COO
Title

AUDREY MUSELLA
NOTARY PUBLIC OF NEW JERSEY
ID # 50002871
My Commission Expires 9/10/2019

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Northeastern Securities, Inc.

Table of Contents
December 31, 2017

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Financial Northeastern Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Financial Northeastern Securities, Inc. (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

February 26, 2018

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

Financial Northeastern Securities, Inc.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents in Banks	$	982,580
Receivable from Broker - Clearance Accounts		12,828,039
Accounts receivable		126,364
Investments, at Fair Value		2,370,569
Property and equipment, net		29,147
Due from Affiliates		30,772
Other assets		127,891
	$	16,495,362

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	426,969
Dividend Payable		190,144
Total liabilities		617,113
Stockholders' equity		
Common stock (no par value, 2500 shares authorized, 20 shares issued outstanding)		1,000
Additional Paid-in-capital		3,077,130
Retained earnings		12,800,119
Total stockholders' equity		15,878,249
	$	16,495,362

See Accompanying Notes to Financial Statements.

1. Nature of Business

Financial Northeastern Securities, Inc. (the "Company") is a full-service broker-dealer that serves institutional investors, credit unions, and individual investors located throughout the United States. The Company is registered under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in principal transactions and underwriting certificates of deposit.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, as detailed in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Some of the significant estimates include determinations of the useful lives of assets and allowance for doubtful accounts. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of income in the period that they are determined. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the date of the financial statements issuance.

Cash and Cash Equivalents

For purposes of the statement of financial condition and statement of cash flows, the Company considers all highly liquid investments, consisting mostly of certificates of deposit, which are readily convertible into known amounts of cash and have a maturity of three months or less as of December 31, 2017 to be cash equivalents.

Concentration of Credit Risk

The Company places its cash and cash equivalents with eight financial institutions that have offices located in New Jersey and New York. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company's cash and cash equivalents are placed with high credit quality financial institutions. At times, such balances may exceed federally insured limits of $250,000 per financial institution. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivables

Accounts receivable from customers are recorded at the present value of estimated cash flows on the date the receivables were established. The Company receives collections on its customer receivables based on the length of the certificates of deposit. The present value discounts on the customer receivables are computed using assumptions made by management of the Company regarding the market and ultimate collectability of the receivables. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible. It is management's policy to review the outstanding accounts receivable from its customers and write-off any uncollectible accounts as they arise. At December 31, 2017, there was no allowance for doubtful accounts.

Accounts receivables consist of the following:

Receivables due in less than one year	$ 90,719
Receivables due in more than one year	44,210
Less discounts to present value (ranging from 0.7% to 2.5%)	(8,565)
Total	$ 126,364

Investments

The Company's investments are comprised of certificates of deposit, corporate obligations and mortgage-backed securities.

Investments are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are measured at fair value in the accompanying statement of financial condition.

The Company uses the specific identification method in determining realized gains and losses reflected in revenues under other income in the statement of operations. The unrealized gains and losses are also reflected in other income in the statement of operations.

The Company measures its investments on a recurring basis at fair value.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 – Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Expenditures for maintenance, repairs and betterments which do not materially prolong the normal useful life of an asset are charged to operations as incurred. Purchases of property and equipment and additions and betterments which substantially extend the useful life of the asset are capitalized at cost. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in the statement of income. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principle Method
Furniture and fixtures	7 years	Straight-line
Office equipment	3 -10 years	Straight-line

Revenue Recognition from Securities Transactions

The Company's revenue by significant source are as follows:

Underwriting of Certificates of Deposit Revenue

Underwriting revenues are derived from underwriting services provided on the purchase of certificates of deposit and are recorded in accordance with the terms of the respective underwriting agreements.

Principal Transactions Revenue

Principal transactions revenue is derived from the mark up or mark down on securities purchased and re-sold by the Company. Principal transactions and the related revenue are recorded on a trade-date basis.

Commission Revenue

Commission revenues are derived from investment transactions where the Company acts as agent and are recognized on a trade-date basis.

Income Taxes

As an “S” corporation, the Company is not subject to federal, New Jersey and Florida corporate income taxes. The individual stockholders are responsible for the payment of income taxes on the Company’s earnings. Accordingly, there are no provisions for federal, New Jersey, and Florida income tax in the accompanying financial statements, however, the Company is subject to income taxes in Ohio and the City of Dublin, Ohio.

The Company has evaluated its tax positions and has concluded that there are no unrecognized tax benefits at December 31, 2017. There are no tax related penalties and interest reflected in these financial statements.

Distributions and Dividends Payable

During 2017, the Company recorded distributions of $1,535,170 to its stockholders.

Commissions Expense

Commissions are paid to various brokers based upon a percentage of sales and are paid at the end of the following month.

Recent Accounting Pronouncements

Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, "*Revenue from Contracts with Customers*" ("ASU No. 2014-09"). ASU No. 2014-09 and related amendments require changes in revenue recognition policies as well as enhanced disclosures. ASU No. 2014-09 is intended to clarify the principles for recognizing revenue by removing inconsistencies and weaknesses in existing revenue recognition rules; provide a more robust framework for addressing revenue recognition issues; improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets; and provide more useful information to users of

financial statements through improved disclosures.

The Company has completed an initial assessment of the impact of ASU No. 2014-09 on its existing revenue recognition policies and plans to adopt the rule on January 1, 2018 using the cumulative effect method of adoption. Based on the analysis completed to date, the Company does not currently anticipate that the new rule will have a material impact on its financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

3. Property and Equipment

Property and equipment consists of the following:

Furniture and fixtures	$ 13,910
Office equipment	211,484
Total	225,394
Less accumulated depreciation	196,247
Net	$ 29,147

Depreciation expense for the year ended December 31, 2017 was $68,888.

4. Investments

As of December 31, 2017, investments include various certificates of deposit and corporate obligations maturing at dates through 2035 at interest rates ranging from 0% to 7%. These items were measured using the following inputs at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets at Fair Value				
Certificates of Deposit	$ 2,056,017	$	$	$ 2,056,017
Corporate Obligations	311,993			311,993
Mortgage-Backed Securities	2,559			2,559
Total	$ 2,370,569	$ -	$ -	$ 2,370,569

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies as of December 31, 2017.

Certificates of Deposit: Valued based upon quoted prices from an exchange or liquidation value.

Corporate Obligations and Mortgage-backed Securities: Valued at the closing price reported on the active market on which the individual security is traded.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $15,525,248, which was $15,425,248 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.0274 to 1.

6. Off-Balance Sheet Risk

The security transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that the clearing broker-dealer executes customer transactions properly.

7. Related Party Transactions

Pursuant to an administrative annual cost sharing agreement, renewable on a year-to-year basis, the Company shares the cost of overhead expenses with an affiliated company through common ownership, Financial Northeastern Corporation (the "Affiliate"), based on relative sales levels. The shared overhead expenses pertain to rent, employee compensation and benefits, professional fees, utilities, travel and other miscellaneous expenses. As of December 31, 2017, the Affiliate owed the Company $30,772 toward 2017 shared costs. This asset is reflected in the Due from Affiliate on the Statement of Financial Condition. The Company incurred shared costs of $2,692,760 for 2017 from the Affiliate representing 98.75% of the total expenses to be allocated.

8. Commitments and Contingencies

Operating Lease

The Company and its Affiliate have entered into various operating leases for office space located in New Jersey and Ohio through 2021 and 2018, respectively. The Company and its Affiliate have options to renew its office leases. Minimum annual lease payments subsequent to December 31, 2017 are as follows:

Years ending December 31:

2018	$	245,147
2019		313,909
2020		319,296
2021		80,123
Total	$	958,475

Occupancy expense charged to the Company under operating leases was $373,314 during 2017. As described in Note 7, an agreement is in place whereby the Affiliate shares the cost relative to the office space leases with the Company.

9. Pension Plans

Defined Contribution Pension Plan

The Company is a participating employer of a 401K plan that allows for pre-tax employee contributions and a discretionary employer match in addition to a discretionary employer profit sharing contribution. Eligible employees to benefit from employer contributions must meet certain age and service requirements. Full vesting is reached in year three after 33% vesting each in years one and two. The Company's total expense for the defined contribution pension plan for 2017 was $253,883.

Supplemental Executive Retirement Plan

The Affiliate established a non-qualified deferred compensation program and a Supplemental Executive Retirement Plan (SERP) in 2004, both of which were amended and restated effective January 1, 2007. Effective January 1, 2010, the affiliate has suspended contributions to the SERP Plan. Current year administrative expenses for this plan are allocated to the Company in accordance with the Cost Sharing Agreement and are included in Other General and Operating Expenses on the Statement of Operations.